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Exhibit 99.(a)(5)(F)

DELUXE CORPORATION PROVIDES HART-SCOTT-RODINO ANTITRUST
IMPROVEMENTS ACT UPDATE

        St. Paul, Minn.—Deluxe Corporation (NYSE:DLX) announced today that it has voluntarily withdrawn its Hart-Scott-Rodino notification for the pending acquisition of New England Business Service, Inc. (NEBS) and will re-file on Friday, June 4, 2004. Deluxe has taken this action in order to allow the Federal Trade Commission (FTC) more time to complete its review of the filing.

        The Hart-Scott-Rodino statute typically affords the U.S. antitrust enforcement agencies 30 calendar days to review an acquisition. However, when the first step of transaction is a cash tender offer, that review period is shortened to 15 calendar days. Withdrawing and then re-filing the application provides the FTC with a more customary review period.

        Deluxe's filing on Friday will re-start the 15-calendar-day review period, which will now expire on Monday, June 21, 2004, at 11:59 p.m., EDT unless the FTC requests additional information from Deluxe. The expiration of the tender offer for NEBS shares is currently scheduled to occur at 11:59 p.m., EDT on Wednesday, June 23, 2004.

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of New England Business Service, Inc. On May 25, 2004, Deluxe filed a tender offer statement with the Securities and Exchange Commission (SEC) and New England Business Service filed a solicitation/recommendation statement with respect to the offer. New England Business Service shareholders are advised to read the tender offer statement regarding the acquisition of New England Business Service referenced in this news release, and the related solicitation/recommendation statement. The tender offer statement and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect the offer. These documents have been made available to all shareholders of New England Business Service at no expense to them. These documents are also be available at no charge on the SEC's web site at www.sec.gov.

About Deluxe Corporation

        Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

About New England Business Service, Inc.

        NEBS is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. It supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil anniversary seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. NEBS also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about NEBS can be found at www.nebs.com.

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  Exhibit 99.(a)(5)(F)
DELUXE CORPORATION PROVIDES HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT UPDATE